Exhibit 99.1

Qihoo 360 Reports Fourth Quarter and Fiscal Year 2014 Unaudited Financial Results

BEIJING, March 9, 2015 -- Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter Financial Highlights[1]

•	Revenues were $431.2 million, a 94.6% increase from $221.6 million in the fourth quarter of 2013.

•	Net income attributable to Qihoo 360 was $76.8 million, compared to $16.6 million in the fourth quarter of 2013.

•	Non-GAAP net income attributable to Qihoo 360[1] was $109.4 million, compared to $96.3 million in the fourth quarter of 2013.

•	Diluted earnings per ADS[2] (“EPADS”) attributable to Qihoo 360 was $0.58, compared to $0.13 in the fourth quarter of 2013.

•	Non-GAAP diluted EPADS attributable to Qihoo 360[1] was $0.75, compared to $0.70 in the fourth quarter of 2013.

Fourth Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record 509 million in December 2014, compared to 475 million in December 2013[3].

•	User penetration of Qihoo 360’s PC-based products was 96.1% in December 2014, compared to 94.6% in December 2013[3].

•	Total smartphone users of Qihoo 360’s primary mobile security product [4] reached a record 744 million in December 2014, compared to 467 million in December 2013[5].

•	Monthly active users of Qihoo 360’s PC browsers reached 361 million in December 2014, compared to 354 million in December 2013[3].

•	User penetration of Qihoo 360’s PC browsers was 68.1% in December 2014, compared to 70.4% in December 2013[3].

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 132 million in the fourth quarter of 2014, compared to 119 million in the fourth quarter of 2013[5].

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 685 million in the fourth quarter of 2014, compared to 681 million in the fourth quarter of 2013[5].

Fiscal Year 2014 Highlights[1]

•	Revenues were $1,390.7 million, an increase of 107.2 % from $671.1 million in 2013.

•	Net income attributable to Qihoo 360 was $222.8 million, an increase of 123.5% from $99.7 million in 2013.

•	Non-GAAP net income attributable to Qihoo 360[1] was $341.5 million, an increase of 50.9% from $226.3 million in 2013.

•	Diluted EPADS[2] attributable to Qihoo 360 were $1.69, compared to $0.77 in 2013.

•	Non-GAAP diluted EPADS attributable to Qihoo 360[1] were $2.43 compared to $1.74 in 2013.

[1]	Non-GAAP measures disclosed throughout this press release and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.

[2]	American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

[3]	User and market penetration data is based on data from iResearch as of December 2014.

[4]	360 Mobile Safe is the Company’s primary mobile security product.

[5]	Company data is as of December 2014. Daily clicks include clicks on www.360kan.com, formerly known as v.360.cn

“We are pleased to report our sixteenth consecutive quarter of robust growth as a public company and deliver another full year of solid progress in operations,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “As we continued to maintain our leadership position in key product categories, such as PC security, PC browser, mobile security and mobile app store, we made significant progress with new product initiatives, particularly those related to mobile Internet. We exceeded our year-end PC search traffic share target and further established our search service as a strong alternative to the market leader. Our mobile search continued to gain traction with innovative product features and new branding initiatives. We are well-positioned to capture additional market share in China’s massive PC and mobile search market. In December 2014 we formed a strategic partnership with Coolpad to enter the strategically important smartphone market. We firmly believe that the combination of software and hardware ecosystems will play a critical role in the future of Chinese mobile Internet. Although still in its nascent stage, our endeavor in selective IOT (Internet of Things) categories also achieved a solid start. 360 Kids Guard, 360 Family Guard, and 360 Secure Router were all well received by the market.”

“While we made significant progress financially and operationally, there are still areas need to improve. We are determined to address these issues directly and proactively. Over the past few months we have realigned our product development efforts, streamlined our monetization operations, and adjusted our organizational structure. We believe these efforts will significantly improve our operational efficiency, accelerate product development cycles, and optimize monetization potential. We are very confident that we will achieve our full year operational goals in 2015,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added “We are happy to surpass our internal revenue and profitability targets for both the fourth quarter and the full year. We continue to see robust growth in key areas of our business. Online advertising grew 81% in 2014, supported by continued strong ramp-up in search monetization. Internet value-added services once again outpaced the market with revenue growth of 142% in 2014, with strong ramp-up in mobile games being the main driver. Both search and mobile app store businesses more than tripled and have ramped up faster than expected. They will continue to be key drivers of our growth for the foreseeable future.

While we have achieved robust revenue growth every year since our public listing, we realize there are still many unturned stones and underutilized capacities in our ecosystem. We are streamlining our monetization system into a fully integrated structure that seamlessly covers PC and mobile, and web and apps. We believe these efforts should drive accelerated revenue growth down the road. Meanwhile, we will continue to make proactive investments in product and technology development in order to strengthen our leadership position and expand our footprint, particularly in mobile Internet and search technology where we see tremendous opportunities for future expansion. We believe these investments will further strengthen our foundation, support sustainable growth and drive long-term shareholder value.”

Fourth Quarter 2014 Results

Revenues

Revenues were $431.2 million, representing an increase of 94.6% from $221.6 million in the fourth quarter of 2013 and an increase of 14.6% from $376.4 million in the third quarter of 2014. The robust year-over-year increase in revenues was mainly due to strong performance in both online advertising and Internet value-added services, driven by strong ramp-up in search and mobile monetization. The solid sequential growth was mainly driven by seasonal strength in online advertising. In addition, better than expected ramp-up in enterprise security supported incremental growth.

Online advertising revenues were $243.2 million, up 70.8% from the same period last year and 20.5% from the prior quarter. The strong year-over-year and sequential increases were primarily driven by continued ramp-up in search monetization and incremental contribution from mobile advertising.

Internet value-added service revenues, which are mainly derived from game platform operations, were $167.4 million, up 112.2% from the same period last year and down 3.1% from the prior quarter. The robust year-over-year growth was driven in part by the strong ramp-up in mobile games as the mobile game industry continued its upward momentum. PC game operations performed weaker than expected primarily due to the soft secular trend in the web game industry and lack of attractive contents.

During the fourth quarter of 2014, the Company started to provide fee based enterprise security products to institutional clients. The enterprise security business performed better than expected, driven by strong early uptake of these products and robust seasonal pattern.

Cost of Revenues

Cost of revenues were $103.0 million, compared to $30.2 million in the fourth quarter of 2013 and $85.4 million in the third quarter of 2014, representing increases of 241.4% and 20.7%, respectively. The year-over-year and sequential increases in cost of revenue were due to strong revenue growth and change in revenue mix.

Operating Expenses

Operating expenses were $225.2 million, compared to $184.9 million in the fourth quarter of 2013 and $225.5 million in the third quarter of 2014. Non-GAAP operating expenses were $201.2 million, compared to $109.6 million in the fourth quarter of 2013 and $200.1 million in the prior quarter.

The year-over-year increase in non-GAAP operating expenses was mainly driven by increased marketing expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to enhance its technology and product development capabilities, and strengthen its brand and market position.

Operating Income

Operating income was $108.1 million, compared to $8.9 million in the fourth quarter of 2013 and operating income of $68.0 million in the prior quarter.

Non-GAAP operating income was $132.0 million, compared to $84.2 million in the fourth quarter of 2013 and $93.3 million in the prior quarter.

Operating margin was 25.1%, compared to 4.0% in the fourth quarter of 2013 and 18.1% in the prior quarter.

Non-GAAP operating margin was 30.6%, compared to 38.0% in the fourth quarter of 2013 and 24.8% in the prior quarter.

The year-over-year decline in non-GAAP operating margin was mainly due to an increased level of spending in channel promotion, marketing and product development. The quarter-over-quarter margin improvement was driven by the leverage from revenue growth and incremental cost efficiencies.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $76.8 million, compared to $16.6 million in the fourth quarter of 2013 and $57.7 million in the prior quarter.

Non-GAAP net income attributable to Qihoo 360 was $109.4 million, compared to $96.3 million in the fourth quarter of 2013 and $89.5 million in the prior quarter.

Net Margin

Net margin was 17.8%, compared to 7.5% in the same period last year, and 15.3% in the prior quarter.

Non-GAAP net margin was 25.4%, compared to 43.5% in the same period last year and 23.8% in the prior quarter.

Diluted Earnings per ADS

Diluted EPADS for the fourth quarter of 2014 was $0.58, and non-GAAP diluted EPADS for the fourth quarter of 2014 was $0.75, and the weighted average number of ADSs used in computing non-GAAP diluted EPADS was 145 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the fourth quarter of 2014 was $138.9 million, compared to $76.8 million in the same period last year and $91.4 million in the prior quarter. Cash capital expenditures were $38.1 million.

Fiscal Year 2014 Results

Revenues

Revenues were $1,390.7 million, representing an increase of 107.2% from $671.1 million in 2013. The robust growth was driven by solid performance in both online advertising and Internet value-added services, mainly due to the strong ramp-up in search and mobile monetization.

Online advertising revenues were $756.4 million, representing an increase of 81.3% from $417.1 million in 2013. The solid growth was primarily driven by the continued ramp-up in search monetization and mobile advertising.

Internet value-added service revenues, which are mainly derived from game platform operations, were $611.2 million, representing an increase of 141.9% from $252.7 million in 2013. The robust growth was largely driven by the strong ramp-up in mobile games and incremental contribution from PC game operations.

Cost of Revenues

Cost of revenues was $305.5 million, compared with $87.8 million in 2013, representing an increase of 247.8%.

Operating Expenses

Operating expenses were $834.2 million, compared with $482.5 million in 2013. Non-GAAP operating expenses were $739.2 million, compared with $361.4 million in 2013.

Operating Income

Operating income was $259.5 million, compared with $103.1 million in 2013.

Non-GAAP operating income was $354.5 million, representing an increase of 58.1% from $224.2 million in 2013.

Operating margin was 18.7%, compared with 15.4% in 2013.

Non-GAAP operating margin was 25.5%, compared with 33.4% in 2013. The decline in non-GAAP operating margin was mainly due to increased spending on channel promotion, marketing, and product development.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $222.8 million, compared with $99.7 million in 2013.

Non-GAAP net income attributable to Qihoo 360 was $341.5 million, representing an increase of 50.9% from $226.3 million in 2013.

Net Margin

Net margin was 16.0%, compared with 14.8% in 2013.

Non-GAAP net margin was 24.6%, compared with 33.7% in 2013.

Diluted Earnings per ADS

Diluted EPADS were $1.69, compared with $0.77 in 2013. Non-GAAP diluted EPADS were $2.43, compared to $1.74 in 2013. The weighted average number of ADSs used in computing non-GAAP diluted EPADS in 2014 was 140 million.

Cash Flows and Balance Sheet

Net cash flow generated from operations in 2014 was $388.4 million, compared to $210.2 million in 2013. Cash capital expenditures were $170.8 million. As of December 31, 2014, the Company had cash and cash equivalents of $1.65 billion, compared with $1.01 billion as of December 31, 2013.

Share Repurchase Programs

On February 27, 2015, the Company announced that it had completed a $200 million share repurchase program at an average price of $58.98 per ADS. The program was authorized by its Board of Directors on October 1, 2014.

On March 9, 2015, the Company’s Board of Directors authorized the repurchase of up to additional US$200 million of the Company’s American Depositary Shares. The share repurchases are currently expected to be made through open market purchases or privately negotiated transactions as market conditions warrant, at prices the Company deems appropriate, and in accordance with the Securities and Exchange Commission requirements. The share repurchases will be funded with the Company’s existing cash reserves and ongoing cash flow.

Joint Venture with Coolpad

On December 16, 2014, the Company announced a strategic partnership with Coolpad Group Limited (HKSE: 2369), a leading smartphone company in China, in which the Company invested $409 million in cash for a 45% stake in a joint venture with Coolpad. The JV will primarily focus on mobile terminal products that are distributed through the Internet as the primary channel, through building a strong mobile ecosystem involving designing, manufacturing, marketing and selling best in class smartphones and other mobile Internet devices with innovative user experiences in China. The transaction is expected to close in the first half of 2015.

Business Outlook

For the first quarter of 2015, the Company expects revenues to be between $375 million and $380 million, representing a year-over-year increase of 41% to 43% and quarter-over-quarter decline of 12% to 13%. These estimates reflect the Company’s current view on its recent operational results, estimated performance of its products and services and general market conditions, which may fluctuate and are subject to possible material changes.

Conference Call

Qihoo 360’s management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on March 10, 2015 (7:30 p.m. Beijing time on March 10, 2015).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-519-4004

International Dial In:	+65 6723 9381

Hong Kong Dial In:	+852-3018-6771

Passcode:	96054324

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on March 10, 2015 through 08:00 a.m. Eastern Time on March 18, 2015. The dial-in details for the replay are:

International Dial In:	+61 2 8199 0299

US Dial In:	+1 646-254-3697

Passcode:	96054324

A live webcast of the conference call will be available on the investor relations section of Qihoo 360’s website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch, an independent research firm. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and mobile application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intend” “estimates” and similar statements. Among other things, the management’s quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company’s ability to continue to innovate and provide attractive products and services to attract and retain users; the Company’s ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company’s ability to leverage its user base to attract customers for our revenue-generating services; and the Company’s dependence on online advertising for a substantial portion of our revenues; and the Company’s ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 25, 2014.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd. In China:
Tel:	+86 10-5878-1574

E-mail:	ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Don Markley or Glenn Garmont

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31, 2013	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	1,013,465	1,645,234
Restricted Cash	2,368	2,053
Short-term Investments	748	58,736
Accounts receivable (net of allowance for doubtful accounts of $145 and $2,410 as of December 31, 2013 and December 31, 2014, respectively)	54,598	154,287
Prepaid expenses and other current assets	83,409	230,995
Deferred tax assets – current	3,129	4,844
Total current assets	1,157,717	2,096,149
Property and equipment, net	163,864	272,026
Land use rights, net	75,698	139,107
Acquired intangible assets, net	17,248	51,289
Goodwill	29,509	344,630
Long-term investments	84,293	314,979
Other noncurrent assets	39,621	97,025
Deferred tax assets – noncurrent	946	16,365
TOTAL ASSETS	1,568,896	3,331,570
LIABILITIES
Current liabilities:
Short-term loan (including accounts payable of the consolidated
VIEs without recourse to Qihoo Technology Company Limited of
$1,322 and $nil as of December 31, 2013 and Dec 31, 2014, respectively)	1,322	-
Accounts payable (including accounts payable of the consolidated
VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$22,856 and $104,559 as of December 31, 2013 and December 31, 2014, respectively)	25,030	121,115
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of
$77,170 and $184,961 as of December 31, 2013 and December 31, 2014, respectively)	120,935	299,920
Deferred revenue-current (including deferred revenue-current of the
consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $30,717 and $44,869 as of December 31, 2013 and December 31, 2014, respectively)	46,632	72,890
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $5,546 and $44,789 as of December 31, 2013 and December 31, 2014, respectively)	14,679	46,304
Total current liabilities	208,598	540,229
Deferred tax liabilities – noncurrent	2,676	8,516
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $664 and $663 as of December 31, 2013 and December 31, 2014, respectively)	3,544	2,281
Long-term debt	600,000	1,635,000
Other noncurrent liabilities	-	3,276

TOTAL LIABILITIES	814,818	2,189,302
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	736,893	1,028,598
Noncontrolling interest	17,185	113,670
Total equity	754,078	1,142,268
TOTAL LIABILITIES AND EQUITY	1,568,896	3,331,570

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Twelve Months Ended	Twelve Months Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014
Revenues:	221,617	376,397	431,207	671,088	1,390,660
Cost of revenues:	30,180	85,399	103,047	87,838	305,462
Subsidy income	2,344	2,493	5,093	2,349	8,506
Operating expenses:
Selling and marketing	30,988	91,547	88,514	110,104	333,701
General and administrative	76,680	26,356	23,627	116,200	94,260
Product development	76,248	107,631	113,045	255,248	406,250
Impairment loss on intangible assets	948	-	-	948	-
Total operating expenses	184,864	225,534	225,186	482,500	834,211

Income from operations	8,917	67,957	108,067	103,099	259,493
Interest income, net	5,028	5,689	9,997	10,398	25,605
Interest expenses	(4,386)	(6,498)	(10,243)	(5,572)	(25,518)
Other income	627	361	864	1,078	1,723
Exchange gain (loss)	2,902	3,952	(4,126)	5,105	(11,899)
Impairment loss on long-term investments	(3,703)	(361)	(204)	(5,004)	(2,521)
Gain on sales of short-term and long-term investments	15,060	2,958	556	16,059	39,611
Loss on disposal of a subsidiary	-	-	-	(1,144)	-
Income before income tax expense and loss from equity method investments	24,445	74,058	104,911	124,019	286,494

Income tax expense	(9,130)	(13,492)	(21,053)	(23,423)	(51,425)
Loss from equity method investments	(165)	(5,098)	(8,060)	(2,747)	(18,906)

Net income	15,150	55,468	75,798	97,849	216,163

Add: Net loss attributable to noncontrolling interest	1,498	2,235	1,022	1,803	6,605
Net income attributable to
Qihoo 360 Technology Co. Ltd.	16,648	57,703	76,820	99,652	222,768

Net income per ordinary share-basic	0.09	0.31	0.41	0.55	1.20
Net income per ordinary share-diluted	0.08	0.29	0.39	0.52	1.13

Weighted average shares used in calculating net income per ordinary share-basic (in millions)(a)	183	186	186	180	185
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(a)	197	198	197	193	197

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-months period ended		Twelve months period ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Cash flows from operating activities:
Net income	15,150	75,798	97,849	216,163
Share-based compensation	75,284	23,938	121,087	95,056
Depreciation and amortization	12,739	24,188	42,629	82,531
Amortization of land use right	437	829	1,714	2,256
Loss on disposal of fixed assets	-	977	213	1,088
Loss from impairment of intangible assets	948	-	948	-
Provision (Reversal) of allowance for doubtful accounts	121	(784)	157	214
Loss on equity method investments	165	8,060	2,747	18,906
Loss on disposal of a subsidiary	-	-	1,144	-
Gain on sales of short-term and long-term investments	(15,060)	(556)	(16,059)	(39,611)
Impairment loss on long-term investments	3,703	204	5,004	2,521
(Gain) Loss resulting from nonoperating activities	(192)	45	(488)	80
Changes in operating assets and liabilities	(16,477)	6,168	(46,719)	9,197
Net cash provided by operating activities	76,818	138,867	210,226	388,401
Cash flows from investing activities:
(Increase) decrease in restricted cash	(2,056)	(53)	(431)	1,604
Purchase of property and equipment and intangible assets	(18,750)	(38,068)	(121,402)	(170,838)
Proceeds from disposal of property and equipment and intangible assets	-	30	1	112
Payment for short-term investment and long-term investments	(72,537)	(100,330)	(81,454)	(407,934)
Cash collected from sale of long-term investments and a subsidiary	16,515	18,183	18,880	30,618
Proceeds from sale of trading securities	252	6,463	252	33,815
Dividend proceeds received by company	239	-	413	-
Net cash acquired (paid) in connection with business acquisitions	168	42,815	(9,827)	(155,348)
Deconsolidation of a subsidiary	-	-	(3,306)	-
Net cash used in investing activities	(76,169)	(70,960)	(196,874)	(667,971)

Cash flows from financing activities:
Proceeds from exercise of share option	4,887	2,723	23,678	15,947
Proceeds from short-term loans	1,314	-	1,314	-
Payment for short-term loans	-	(1,982)	-	(9,384)
Payment for share repurchase	-	(104,201)	-	(104,201)
Capital contribution from noncontrolling interest	-	-	656	7
Cash paid for purchase of noncontrolling interest in a subsidiary	-	-	-	(650)
Proceeds from issuance of Convertible Bonds (net of issuance cost of $12,150 and $18,630 as of Dec 31, 2013 and Dec 31, 2014, respectively)	-	-	587,850	1,016,370
Net cash provided by (used in) financing activities	6,201	(103,460)	613,498	918,089

Effect of exchange rate changes	3,032	(3,103)	5,951	(6,750)
INCREASE (DECREASE) IN CASH	9,882	(38,656)	632,801	631,769
CASH, BEGINNING OF PERIOD	1,003,583	1,683,890	380,664	1,013,465
CASH, END OF PERIOD	1,013,465	1,645,234	1,013,465	1,645,234

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(U.S. dollars in thousands, except for per share data)

	Three Months Ended December 31, 2013				Three Months Ended September 30, 2014				Three Months Ended December 31, 2014
	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP

Operating expenses	184,864	(75,284)		109,580	225,534	(25,388)	-	200,146	225,186	(23,938)	-	201,248

Income from operations	8,917	75,284	-	84,201	67,957	25,388	-	93,345	108,067	23,938		132,005
Operating margin	4.0%			38.0%	18.1%			24.8%	25.1%			30.6%

Net income attributable to Qihoo 360 Technology Co. Ltd.	16,648	75,284	4,365	96,297	57,703	25,388	6,434	89,525	76,820	23,622	8,971	109,413
Net margin	7.5%			43.5%	15.3%			23.8%	17.8%			25.4%
Diluted earnings per ADS	0.13			0.70	0.44			0.63	0.58			0.75

		Twelve Months Ended December 31, 2013			Twelve Months Ended December 31, 2014
	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP	GAAP	Adjustment (b)	Adjustment (c)	Non- GAAP

Operating expenses	482,500	(121,087)	-	361,413	834,211	(95,056)	-	739,155

Income from operations	103,099	121,087	-	224,186	259,493	95,056	-	354,549
Operating margin	15.4%			33.4%	18.7%			25.5%

Net income attributable to Qihoo 360 Technology Co. Ltd.	99,652	121,087	5,551	226,290	222,768	94,740	24,009	341,517
Net margin	14.8%			33.7%	16.0%			24.6%
Diluted earnings per ADS	0.77			1.74	1.69			2.43

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.